Exhibit 12.1
Calgon Carbon Corporation
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2007
Earnings:
Income (loss) from continuing operations	$4,335	$3,810	$3,968	$(10,507)	$(9,012)	$6,496

Add (deduct):
Income taxes	1,376	(300)	(846)	(9,688)	(2,676)	5,527
Equity in income (loss) of equity investments	186	(429)	(1,000)	725	(286)	(1,456)
Distributions from equity investments	—	—	—	254	—	403
Minority interest	(114)	(179)	(66)	—	—	—
Fixed charges, as shown below	4,430	4,301	5,366	7,564	9,208	3,750
Capitalized interest	(73)	(42)	(57)	192	—	—

Earnings (loss), as adjusted	$10,140	$7,161	$7,365	$(11,460)	$(2,766)	$14,720

Fixed charges:
Portion of rental expense representative of the interest component of rental expense	$1,708	$1,800	$1,633	$2,733	$2,200	$683
Interest expense	2,568	2,341	3,409	4,891	5,977	2,860
Amortization of debt issue costs	81	118	267	132	1,031	207
Capitalized interest	73	42	57	(192)	—	—

Fixed charges	$4,430	$4,301	$5,366	$7,564	$9,208	$3,750

Ratio of earnings to fixed charges	2.29x	1.66x	1.37x	(1.52)x	(0.30)x	3.93x

Earnings required to cover fixed charges				$19,024	$11,974